420 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5
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Date: December 20, 2010	TSX Symbol: SLX

NEWS RELEASE

Silvermex Resources Inc. Closes Brokered Private Placement for $15,000,000

December 20, 2010 (TSX:SLX) Silvermex Resources Inc. (“Silvermex” or the “Company”) is pleased to announce that it has closed its brokered private placement offering (the “Offering”) previously announced on November 26, 2010 and December 1, 2010. The Company has issued 24,193,548 units (the “Units”) at $0.62 per Unit for gross proceeds of $15,000,000. A portion of the Offering, being 1,027,049 Units with gross proceeds of $636,770, was offered on a non-brokered basis.

Each Unit consists of one common share of Silvermex (a “Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to subscribe for one additional Share for a period of 36 months at an exercise price of $0.90.

The Company engaged MGI Securities Inc. as the lead agent, together with Global Hunter Securities, LLC (together, the “Agents”), to undertake the Offering. The Agents received aggregate cash compensation equal to $1,005,426.06, representing 7% of the gross proceeds raised in the brokered portion of the Offering and an aggregate of 1,621,655 compensation options, equal to 7% of the number of Units sold in the brokered portion of the Offering. The Agents’ compensation options will entitle the Agents to purchase one Share for a period of 24 months from the closing of the Offering at an exercise price of $0.71.

The Company has agreed to pay cash compensation equal to $35,893.93, representing 7% of the gross proceeds raised in a portion of the non-brokered Offering and an aggregate of 57,893 compensation options, equal to 7% of the number of Units sold in a portion of the non-brokered Offering, having the same terms as the compensation options issued to the Agents.

The Company intends to use the net proceeds of the Offering to advance the Company’s wholly owned La Guitarra Mine complex and the Company’s Rosario/San Marcial project and for general corporate purposes.

Securities issued under the Offering are subject to a hold period which will expire on April 16, 2011.

The Company also announces it has received additional funds in the amount of approximately $5.88 million from the exercise of approximately 14.5 million common share purchase warrants and options over the last 60 days. These funds, combined with existing cash, net proceeds from the Offering, receivables and recent concentrate sales, increase the company’s working capital position to an estimated $25.8 million.

About Silvermex

Silvermex is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property and the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Silvermex is evaluating options for the expansion of existing mining operations at La Guitarra and advancing the recently consolidated Rosario/San Marcial Mining Camp in south eastern Sinaloa, Mexico. The Rosario/San Marcial mining concession consists of two past producing mines and numerous known high-grade deposits. The project has significant resources and historic reserves with extensive production related infrastructure in place. Silvermex is led by a highly experienced and successful team, comprised of top executives from leading corporations in the silver mining sector.

About MGI Securities Inc.

MGI is an integrated Canadian investment dealer offering professional wealth management solutions for individual investors, a comprehensive range of specialized services for institutional investors, and corporate finance advisory services for issuers, including mergers and acquisitions, equity underwritings, corporate restructuring, structured financings, market research, and business valuation services. MGI is based in Toronto, with additional offices in Winnipeg, Saskatoon, Calgary and London, Ontario. MGI is a member of IIROC and is a subsidiary of Jovian Capital Corporation (TSX:JOV). MGI has approximately $1.2 billion in client assets under administration.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities, including the common shares to be issued upon the exercise of the warrants, have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent such registration or an applicable exemption from such registration requirements.

On Behalf of the Board of Directors of
Silvermex Resources Inc.

“Duane Nelson”

Duane Nelson
CEO & Director

For Further information, contact:

Duane Nelson
Director, Chief Executive Officer
Vancouver, BC, Canada
Tel: 604-682-4004

duane@silvermexresources.com

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.